

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of May 31, 2022

The principal balances and results accumulated for the period ending May 2022 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	1,994,071
Loans and accounts receivables from customers and banks, net	36,557,644
Loans and accounts receivables from customers at fair value, net	78,939
Financial instruments	9,961,429
Financial derivative contracts	10,560,182
Other asset items	4,639,947
Total assets	**63,792,212**

Principal liabilities	MCh$
Deposits and other demand liabilities	15,528,000
Time deposits and other time liabilities	11,339,539
Issued debt and regulatory capital instruments	8,582,996
Financial derivative contracts	11,988,218
Other liabilities items	12,637,993
Total equity	3,715,466
Total liabilities and Equity	**63,792,212**

Equity attributable to:	
Equity holders of the Bank	3,615,145
Non-controlling interest	100,321

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	793,185
Net fee and commission income	160,919
Result from financial operations	82,565
Total operating income	**1,036,669**
Provision for loan losses	(129,000)
Support expenses	(348,013)
Other results	(33,042)
Income before tax	**526,614**
Income tax expense	(77,613)
Net income for the period	**449,001**

Attributable to:	
Equity holders of the Bank	443,035
Non-controlling interest	5,966

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

MIGUEL MATA HUERTA
Chief Executive Officer


Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de mayo de 2022

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de mayo de 2022 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	1.994.071
Créditos y cuentas por cobrar a clientes y bancos	36.557.644
Créditos y cuentas por cobrar a clientes a valor razonable	78.939
Instrumentos financieros	9.961.429
Contratos de derivados financieros	10.560.182
Otros rubros del activo	4.639.947
Total Activos	**63.792.212**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	15.528.000
Depósitos y otras captaciones a plazo	11.339.539
Instrumentos de deuda y capital regulatorio emitidos	8.582.996
Contratos de derivados financieros	11.988.218
Otros rubros del pasivo	12.637.993
Total patrimonio	3.715.466
Total Pasivos y Patrimonio	**63.792.212**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.615.145
Interés no controlador	100.321

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos neto por intereses y reajustes	793.185
Ingresos neto de comisiones	160.919
Resultado de operaciones financieras	82.565
Total ingresos operacionales	**1.036.669**
Gasto de pérdidas crediticias	(129.000)
Gastos de apoyo	(348.013)
Otros resultados	(33.042)
Resultado antes de impuesto	**526.614**
Impuesto a la renta	(77.613)
Utilidad consolidada del periodo	**449.001**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	443.035
Interés no controlador	5.966

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

MIGUEL MATA HUERTA
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence.

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